UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒  Form 10-QSB   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:

September 30, 2006

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Global Entertainment Holdings/Equities, Inc.

Full Name of Registrant

Former Name if Applicable

703 Waterford Way, Suite 690

Address of Principal Executive Office (Street and Number)

Miami, Florida 33126

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form

20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Report on Form 10-QSB could not be provided within the prescribed time period without unreasonable effort or expense due to the Registrant's recently completed (i) sale of substantially all of the Registrant’s assets pursuant to an asset sale agreement by and between the Registrant’s wholly owned subsidiary (IGW Software, N.V.) and V.I.P. Management Services; and (ii) share exchange agreement with Bayshore Media Group.  The Registrant intends to file the subject Report on Form 10-QSB on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

   Jacob Dadon

      (305)

        374-2036

       (Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If answer is no, identify reports.

☒  Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:  ☐  Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GLOBAL ENTERTAINMENT EQUITIES/HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

November 14, 2006

By:/s/ Jacob Dadon

Jacob Dadon, Chief Executive Officer